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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                   751203-10-0
                                   -----------
                                 (CUSIP Number)

                                Andrew F. Puzder
                                ----------------
                  Executive Vice President and General Counsel

                              CKE Restaurants, Inc.
                           1200 North Harbor Boulevard
                            Anaheim, California 92801
                               Tel. (714) 774-5796
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 18, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with the statement. [ ]

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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)      NAME OF REPORTING PERSON:  CKE Restaurants, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  IRS No. 33-0602639

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  8,076,095 (1)(2)

(8)      SHARED VOTING POWER:  0

(9)      SOLE DISPOSITIVE POWER:  8,076,095 (1)(2)

(10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,076,095 (1)(2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.4% (3)

(14)     TYPE OF REPORTING PERSON:  CO

-------------------------
(1) Mr. William P. Foley, II, is Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc. ("CKE"). A limited partner whose general partner is controlled by Mr. Foley owns 13.8% of the outstanding Common Stock of CKE, and Fidelity owns 1.8% of the outstanding Common Stock of CKE. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of CKE. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by CKE.

(2) Includes shares of Common Stock issuable upon exercise of 1,525,488 warrants. Does not include 28,619 shares of Preferred Stock of the Company.

(3) Based upon 20,649,454 shares of Common Stock outstanding as of the Exchange Agreement dated December 8, 1997.

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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 6 amends Amendment No. 5 on Schedule 13D filed with the Securities and Exchange Commission on September 21, 1997, as heretofore amended (the "Schedule 13D/A") with respect to the Common Stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's" or the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on May 3, 1996 and subsequent Amendment No.'s 1 through 5.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to that certain Exchange Agreement, dated October 8, 1997 between Checkers Drive-In Restaurants, Inc. ("Checkers") and the Company, CKE, Fidelity and other parties named therein, a copy of the Exchange Agreement which is attached hereto as an exhibit to this Schedule 13D/A, CKE is exchanging 12,754,885 shares of Checkers Common Stock of for 2,798,080 shares of Common Stock of the Company and 28,619 shares of Preferred Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         The participating members of the Lending Group agreed to the exchange of the Checkers Common Stock for Rally's Common and Preferred Stock for investment reasons. The participating members of the Lending Group have no current plans to acquire additional shares of Common Stock of the Company or dispose of any warrants.

         Except as set forth herein, CKE has no current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 to this Amendment, which is incorporated herein by this reference.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          December 30, 1997                CKE RESTAURANTS, INC.

                                           By: /s/ M'LISS JONES KANE
                                               ---------------------------------
                                               M'Liss Jones Kane
                                               Vice President and
                                                Assistant Secretary


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EXHIBIT INDEX

99 Exchange Agreement dated as of December 8, 1997, among Checkers and Rally's, CKE, Fidelity and others as listed.


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